Lightspeed Announces Strategic Appointments to its Board to Further Position the Company for Profitable Growth
Google Android Ecosystem President Sameer Samat and global fintech CEO Odilon Almeida appointed to the Board of Directors

Appointments are effective October 1, 2025, and will bolster Lightspeed’s next phase of growth

MONTREAL, September 25, 2025 /PRNewswire/ Lightspeed Commerce Inc., (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the unified omnichannel platform powering ambitious retail and hospitality businesses in over 100 countries, today announced the appointments of Sameer Samat and Odilon Almeida to its Board of Directors (the “Board”), effective October 1, 2025.

As Lightspeed continues to execute on its profitable growth strategy, the addition of Mr. Samat’s deep product and technology expertise and Mr. Almeida’s extensive industry experience fortifies two strategically important areas for the Board.

“Lightspeed is in its next phase of growth, and strengthening our Board is essential to this transformation,” said Manon Brouillette, Executive Chair of Lightspeed’s Board. “In Sameer, we gain a world-class product and technology leader with a purpose-driven approach. In Odilon, we add a former CEO with decades of experience driving growth and transformation across global technology and financial services organizations. Their perspectives will elevate our governance and help management deliver on the Company’s ambitious vision.”

“We’re excited to welcome Sameer and Odilon to Lightspeed’s Board,” said Dax Dasilva, Founder and CEO of Lightspeed. “Their appointments directly align with the capabilities we determined were needed to guide our product-led growth strategy and profitability initiatives. Their insights will be invaluable as we innovate and scale globally.”

Mr. Samat is currently President of the Android Ecosystem at Google, where he leads global teams responsible for Android across mobile devices, wearables, automotive systems, televisions, and augmented/extended reality (AR/XR), as well as the Google Play Store and developer tools. Over his career, he has played pivotal roles in building and scaling key strategic initiatives. Mr. Samat was a founding member of Google's Commerce team, where he started Google Shopping and served as Vice President for Google's Shopping and Travel search products, building both into large-scale businesses responsible for the merchant and travel partner ecosystems. Prior to Google, he founded Mohomine, a cloud-based AI automation company acquired by Tungsten Automation (formerly Kofax), where he then served as EVP of Products. Mr. Samat serves on the board of Open English, a leader in online English language learning.

Mr. Almeida is a seasoned global leader with 40+ years of experience driving growth and transformation across the financial services, fintech, technology, and consumer goods sectors. He has led successful turnarounds, digital transformations, and global expansions across the U.S., Europe, Latin America, Asia, the Middle East, and Africa. Mr. Almeida is currently Managing Principal of AJ Holdings and Operating Partner at Advent International, with a particular focus on growth initiatives that support higher sales and earnings. Mr. Almeida also serves on various boards including NCR Atleos, MarineMax, and Amerant Bancorp. Previously, he was CEO and a Board Member of ACI Worldwide, a global payments software and solutions provider, and served as President of Western Union overseeing a $5 billion consumer business across more than 200 countries and territories.

In conjunction with these appointments, Patrick Pichette and Rob Williams will be stepping down from the Board. Mr. Pichette’s departure is effective September 30, 2025, following seven years of service, including multiple terms as Chair. Mr. Williams will conclude his Board service on December 31, 2025, after more than 7 years, including a term as Chair of the Company’s Risk Committee.

“We’re truly grateful to both Patrick and Rob for the wisdom, support, and passion they’ve brought to Lightspeed’s Board,” said Dasilva. “Patrick’s disciplined leadership, strategic guidance, and trusted partnership have been instrumental in shaping the Company’s evolution, and Rob’s insights and commitment have strengthened our governance during a pivotal period of growth.”

To learn more about Lightspeed, visit http://www.lightspeedhq.com.

About Lightspeed

Lightspeed is the POS and payments platform powering businesses at the heart of communities in over 100 countries. As the partner of choice for ambitious retail and hospitality entrepreneurs, Lightspeed helps businesses accelerate growth, deliver exceptional customer experiences, and run smarter across all channels and locations.

With fast, flexible omnichannel technology, Lightspeed brings together point of sale, ecommerce, embedded payments, inventory, reporting, staff and supplier management, financial services, and an exclusive wholesale retail network. Backed by insights, and expert support, Lightspeed helps businesses run more efficiently and focus on what they do best.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD), with teams across North America, Europe, and Asia Pacific.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding the composition of Lightspeed's board of directors. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information:

Lightspeed Media Relations: media@lightspeedhq.com
Lightspeed Investor Relations: Gus Papageorgiou, investorrelations@lightspeedhq.com